Sub-item 77E:


Sequoia Fund
Legal Proceedings

On January 8, 2016, Stanley H. Epstein, Harriet P. Epstein, and SEP IRAA/C Peter Christopher Gardner, derivatively and on behalf of the Fund, filed a suit against Ruane, Cunniff & Goldfarb Inc., Robert D. Goldfarb, David Poppe, Robert L. Swiggett and Roger Lowenstein (collectively, the "Defendants") in the Supreme Court of the State of New York, County of New York. The Fund is also named in the suit as a Nominal Defendant. On May 9, 2016, the plaintiffs filed an amended complaint, adding Edward Lazarus as an additional Defendant. The amended complaint asserts derivative claims in connection with certain of the Fund's investments against the Defendants for alleged breach of fiduciary duty, aiding and abetting breach of fiduciary duty, breach of contract and gross negligence. The case is Epstein v. Ruane, Cunniff & Goldfarb Inc. et al., 650100/2016, Supreme Court of the State of New York, County of New York (Manhattan). In February 2017, the court granted the Defendants' motion to dismiss all claims in the action. On March 22, 2017, the plaintiffs filed a notice of appeal from the court's dismissal. On November 21, 2017, plaintiffs Stanley Epstein and Harriet Epstein filed a Stipulation of Voluntary Discontinuance of their claims. On December 21, 2017, SEP IRAA/C Peter Christopher Gardner, derivatively and on behalf of the Fund, filed a brief in the Appellate Division - First Department appealing the Supreme Court's Order dismissing all claims.

On November 14, 2017, Donald Tapert, derivatively and on behalf of the Fund, filed a suit against David M. Poppe, Edward Lazarus, Robert L. Swiggett, Roger Lowenstein, Tim Medley, John B. Harris, Peter Atkins, Melissa Crandall, Robert
D. Goldfarb, and Ruane, Cunniff & Goldfarb Inc., in the Baltimore City Circuit Court, Maryland. The Fund is also named in the suit as a Nominal Defendant. The complaint asserts derivative claims for breach of fiduciary duty, aiding and abetting breach of fiduciary duty, waste of corporate assets, and unjust enrichment. The case is Donald Tapert v. David M. Poppe et al., Case No. 24-C-17-005430 Baltimore City Circuit Court, Maryland.

On February 9, 2018, Charles Wilfong & Ann R. Wilfong JTWROS, derivatively on behalf of the Fund, filed a suit against Ruane, Cunniff & Goldfarb Inc., Robert D. Goldfarb, David Poppe and Roger Lowenstein, in the Supreme Court of the State of New York. The Fund is also named in the suit as a Nominal Defendant. The complaint asserts derivative claims for breach of duty of loyalty, breach of duty of care, and wrongful refusal to take action. The case is Charles Wilfong v. Ruane, Cunniff & Goldfarb Inc. et al., 650699/2018, Supreme Court of the State of New York, County of New York (Manhattan).

On March 14, 2016, Clive Cooper, individually and as a representative of a class, on behalf of DST Systems, Inc.
401(k) Profit Sharing Plan, filed a suit in the Southern
District of New York against Ruane, Cunniff & Goldfarb Inc.,
DST Systems, Inc., The Advisory Committee of the DST Systems,
Inc. 401(K) Profit Sharing Plan, the Compensation Committee of the Board of Directors of DST Systems, Inc., Jerome H. Bailey, Lynn Dorsey Bleil, Lowell L. Bryan, Gary D. Forsee, Gregg Wm. Givens, Charles E. Haldeman, Jr., Samuel G. Liss and John Does 1-20. The complaint asserts claims for alleged breach of fiduciary duty and violation of ERISA's prohibited transaction rules, co-fiduciary breach, and breach of trust in connection with certain investments made on behalf of the Plan. The case is Cooper v. DST Systems, Inc. et al., Case No. 1:16-cv-01900-WHP, U.S. District Court for the Southern District of New York. The plaintiffs in the action dismissed without prejudice all claims against all of the defendants other than Ruane, Cunniff
& Goldfarb Inc., which was thereby the only defendant in the case. On August 15, 2017, the court granted Ruane, Cunniff & Goldfarb Inc.'s motion to compel arbitration and the case was dismissed on August 17,2017. On September 8, 2017, the plaintiffs filed a notice of appeal from the Court's Order granting the motion to compel arbitration and dismissing the case. The Fund is not a defendant in this lawsuit.

On September 1, 2017, plaintiffs Michael L. Ferguson, Myrl C. Jeffcoat and Deborah Smith, on behalf of the DST Systems, Inc. 401(k) Profit Sharing Plan, filed a suit in the Southern District of New York against Ruane, Cunniff & Goldfarb Inc., DST Systems, Inc., The Advisory Committee of the DST Systems, Inc. 401(K) Profit Sharing Plan, the Compensation Committee of the Board of Directors of DST Systems, Inc., George L. Argyros, Tim Bahr, Jerome H. Bailey, Lynn Dorsey Bleil, Lowell
L. Bryan, Ned Burke, John W. Clark, Michael G. Fitt, Gary D. Forsee, Steven Gebben, Gregg Wm. Givens, Kenneth Hager, Charles E. Haldeman, Jr., Lawrence M. Higby, Joan Horan, Stephen Hooley, Robert T. Jackson, Gerard M. Lavin, Brent L. Law, Samuel G. Liss, Thomas McDonnell, Jude C. Metcalfe, Travis E. Reed, M. Jeannine Strandjord, Beth Sweetman,
Douglas Tapp and Randall Young. The complaint asserts claims for alleged breach of fiduciary duty under ERISA, breach of trust, and other claims. The case is Ferguson, et al. v. Ruane, Cunniff & Goldfarb Inc., Case No. 1:17-cv-06685 (S.D.N.Y.). The Fund is not a defendant in this lawsuit.

On September 7, 2017, plaintiff Stephanie Ostrander, as representative of a class of similarly situated persons, and on behalf of the DST Systems, Inc. 401(k) Profit Sharing Plan, filed a suit in the Western District of Missouri against DST Systems, Inc., The Advisory Committee of the DST Systems, Inc,. 401(k) Profit Sharing Plan, The Compensation Committee of The Board of Directors of DST Systems, Inc., Ruane, Cunniff & Goldfarb, Inc. and John Does 1-20. The complaint asserts claims for alleged breach of fiduciary duty, breach of trust, and other claims. The case is Ostrander v. DST Systems, Inc. et al., Case No. 4:17-cv-00747-GAF. The Fund is not a defendant in this lawsuit. On February 2, 2018, the court granted the defendants' motion to dismiss all claims.

Ruane, Cunniff & Goldfarb Inc. believes that the foregoing lawsuits are without merit and intends to defend itself vigorously against the allegations in them. The outcomes of these lawsuits are not expected to have a material impact on the Fund's financial statements.